EXHIBIT 4.2	EXECUTION COPY

RIGHTS AGENCY AGREEMENT

Citibank, N.A.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

RIGHTS AGENCY AGREEMENT (the "Agreement"), dated as of December  27, 2011, between GOL LINHAS AÉREAS INTELIGENTES S.A. (the "Company"), incorporated under the laws of the Federative Republic of Brazil, and CITIBANK, N.A., a national banking association organized under the laws of the United States of America (the "Rights Agent").

WHEREAS, the Company will grant to holders and beneficial owners (collectively, "Owners") of American Depositary Shares ("ADSs") issued under the Amended and Restated Deposit Agreement dated as of August 24, 2011, among the Company, Citibank, N.A., as Depositary (the "Depositary") and all holders and beneficial owners of ADSs issued thereunder from time to time (the "Deposit Agreement"), the right to purchase additional ADSs (the "Initial Rights Offer") at a subscription price of the US dollar equivalent of R$22.00 (the "ADS Subscription Price") per ADS.  Each ADS represents one preferred share, with no par value ("Shares"), of the Company.  For every ADS held as of the ADS Record Date (as defined herein), Owners will be granted 0.049809051 of a right to purchase ADSs ("ADS Rights").  Each ADS Right will entitle Owners to purchase one ADS.

WHEREAS, pursuant to the Rights Offer (as defined below), each Owner may subscribe for additional ADSs in excess of the number of ADSs that such Owner is otherwise entitled to purchase as a result of its allocation of ADS Rights.  Following the expiration of the subscription period in connection with the related share rights offering by the Company in Brazil, the Company may, in its discretion, reoffer (the “Reoffer” and together with the Initial

Rights Offer, the “Rights Offer”) to shareholders unsubscribed Shares as a result of unexercised share rights and ADS Rights.  If the Company to determines to proceed with the Reoffer, each Owner who submitted a subscription for additional ADSs will be allocated the additional new ADSs subscribed if the number of ADSs allocated to the Depositary in the Reoffer is sufficient to cover all additional new ADSs subscribed for by Owners.  In the event the number of additional new ADSs is not sufficient to cover such demand, each Owner who subscribed for additional ADSs will be allocated the additional new ADSs in proportion to the relationship that the number of new ADS, subscribed for bears to the number of new ADSs allocated to the Depositary in the Reoffer, in each case as described in the Prospectus.

WHEREAS, the Rights Offer is expected to be commenced on or about December 26, 2011.  The Rights Offer will be made to each of the Owners by means of the prospectus dated December 29, 2011 (the "Prospectus"), which will be accompanied by an ADS Subscription Form and a letter containing instructions with respect to the number of ADSs that may be purchased, the method for subscribing and the delivery of payment.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein, the Company and the Rights Agent hereby agree as follows:

ARTICLE I - APPOINTMENT OF THE RIGHTS AGENT

The Company hereby appoints Citibank, N.A. as the Rights Agent of the Company in connection with the Rights Offer in accordance with the terms and conditions of this Agreement and Citibank, N.A. hereby accepts such appointment and agrees to be bound by the terms and conditions of this Agreement upon execution of this Agreement.

ARTICLE II - TERMS OF RIGHTS OFFER

1.                  The terms of the Rights Offer are set forth in the Prospectus.  The subscription period will commence on or about January 4, 2012 (the "Commencement Date") and will end on January 20, 2012 (the "ADS Expiration Date").  The Commencement Date through 5 p.m. New York time on the ADS Expiration Date will constitute the subscription period (the "ADS Subscription Period").

2.                  Each Owner will receive 0.049809051  ADS Rights per ADS held as of January 3, 2011 (the "ADS Record Date").  For each ADS Right held Owners may purchase one (1) ADS pursuant to the Rights Offer at the subscription price of the US dollar equivalent of R$22.00, (the "ADS Subscription Price").  In order to validly subscribe for new ADSs, Owners will deliver US$ 13.02  per ADS (the “Estimated ADS Subscription Price”) which is the US Dollar equivalent of R$22.00 converted at the Brazilian Central Bank (Banco Central de Brasil) buying rate of R$ 1.8585 per US$ 1.00 on December 27, 2011 plus an additional 10% of the Estimated ADS Subscription Price per ADS subscribed (together with the Estimated ADS Subscription Price, the “Total Payment Due”).   The additional 10% represents an allowance for potential fluctuations in the exchange rate between the Brazilian real  and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary of US$ 0.01 per ADS held as of the ADS Record Date and financial transaction taxes in Brazil.  The final subscription price for

ADSs (the “Final ADS Subscription Price”) will be determined at the time the ADS Rights are actually exercised.

3.                  Following the expiration of the subscription period for the related share-rights offering by the Company in Brazil, unsubscribed Shares may, in the discretion of the Company be reoffered to shareholders (the "Reoffer") including the Depositary as record holder of Shares underlying the outstanding ADSs.  When an Owner initially exercises its ADS Rights it must indicate if it would like to subscribe for additional ADSs in the Reoffer should it occur and if so how many additional ADSs it desires to purchase if the Reoffer occurs.  At such time the exercising Owner must deliver to the Rights Agent or DTC the ADS Subscription Price plus 10% of the ADS Subscription Price per ADS for all ADSs it desires to purchase including those it may purchase in the Reoffer.  If a Reoffer occurs, and there are sufficient Shares to cover the demand for additional ADSs, each Owner will be allocated the ADSs it requested.  If there are insufficient Shares to meet the demand in the Reoffer, Shares will be allocated to the Depositary on the same basis as Shares are allocated to other shareholders and each Owner who subscribed for additional ADSs in the Reoffer will receive its pro rata share of ADSs based on the relationship the number of ADSs it subscribed for bears to the total number of Shares allocated to the Depositary.

If any ADS remain unsubscribed following the reoffering round, the Company may auction the Shares that remain unsubscribed or reduce the size of the offering.  Holders of the Company's preferred shares in Brazil will have the opportunity to condition their participation in the Rights Offer and the number of Shares to which they will subscribe to the offering not being reduced.  This opportunity will not be granted to Owners and other U.S.

persons (as defined in Regulation S promulgated under the Securities Act) who are holders of our preferred shares in the United States.

4.                  The Company may, in its sole discretion, at any time prior to January 24, 2012, withdraw the Registration Statement on Form F-3 of which the Prospectus is a part, in which case the Rights Offer will be terminated.  The Company will notify the Rights Agent in writing as soon as practicable after any such determination.  As soon as practicable, thereafter, the Rights Agent will refund any funds it has received in connection with any subscriptions in the Rights Offer without interest. and any funds received

ARTICLE III - DELIVERY OF RIGHTS OFFER MATERIAL

1.                  On or before the Commencement Date, the Company will deliver to the MacKenzie Partners (the “Information Agent”) sufficient copies of the Prospectus,  the ADS Subscription Form (including instructions as to the use thereof and, a substitute Form W-9) (the “ADS Subscription Card”), Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (the "Guidelines") for delivery to Owners of ADSs.

2.                  The Rights Agent understands that on the Commencement Date or as soon as practicable thereafter the Information Agent shall send to each Owner (i) a Prospectus, (ii)  an ADS Subscription Card, (iii) the Guidelines, and (iv) a return envelope addressed to the Rights Agent for use by holders of record of ADSs as of the ADS Record Date (the “Record Holders”) (such material, collectively, the "Rights Offer Material").

3.                  In the event that the Rights Offer Material is returned to the Information Agent for any reason and a proper delivery thereof cannot be effected, the related Owner’s right to purchase ADSs under the Rights Offer will be treated as unexercised.

4.                  In the event that, prior to the ADS Expiration Date, any Owner notifies the Rights Agent that the Rights Offer Material to which such Owner is entitled has not been delivered, or has been lost, stolen or destroyed, the Rights Agent will direct the Owner to contact the Information Agent for a copy of the Rights Offer Material.

ARTICLE IV -  ACCEPTANCE OF SUBSCRIPTIONS

1.                  The Rights Agent is hereby authorized and directed to receive subscriptions for ADSs on behalf of the Company throughout the ADS Subscription Period.  Any funds that the Rights Agent receives during the ADS Subscription Period from Record Holders in respect of payments for ADSs shall be deposited in an interest bearing account at the Rights Agent that the Rights Agent designates solely for such purpose (the "Deposit Account") and such funds shall remain in the Deposit Account until they are distributed to the Company in accordance with Article VI, paragraph 1 hereof.  The Rights Agent will arrange with DTC to make available DTC's ASOPS system for electronic exercise of the ADS Rights by beneficial owners of ADSs.

2.                  As promptly as practicable after the Rights Agent receives each Record Holder's ADS Subscription Card, the Rights Agent shall determine whether the Record Holder sending such ADS Subscription Card has properly completed and executed such forms and has submitted the correct payment for the ADSs.  If such form is not properly completed, is unexecuted or, if such Record Holder did not send the correct payment amount then the Rights Agent will send a notice to such Record Holder instructing such Record Holder to amend its ADS Subscription Card or submit the proper payment amount, as the case may be.  All questions regarding the timeliness, validity , form and eligibility of any exercise of ADS Rights will be determined by the Company whose determinations will be final and binding.   The Company, its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine or reject the purposed exercise of any ADS Right.

ADS Subscription Cards will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines.

Notwithstanding the foregoing, without further authorization from the Company, except where otherwise specified or as otherwise notified in writing by the Company prior to the ADS Expiration Date, the following ADS Subscription Cards shall be deemed to be properly completed:

(a)                any ADS Subscription Card which an Record Holder has failed to execute in the manner provided by the terms thereof, provided that (1) the Record Holder has indicated on such ADS Subscription Card by written communication, the manner in which the Record Holder wishes to subscribe and (2) proper payment has been made by such Record Holder;

(b)               any ADS Subscription Card by an individual (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn by an individual (and not by a corporation, partnership or fiduciary) other than the Record Holder, provided that (1) the ADS Subscription Card submitted has been duly executed by the Record Holder, (2) the Record Holder is the Record Holder to which such ADS Subscription Card relates, (3) the check tendered in payment of such ADS Subscription Card is drawn for the proper amount and to the order of Citibank, N.A. and is otherwise in order, and (4) there is no evidence actually known to the Rights Agent indicating that such check was delivered to the Record Holder by the drawer thereof for any purpose other than the payment of the accompanying ADS Subscription Card;

(c)                any ADS Subscription Card by a custodian on behalf of a minor which is accompanied by a check drawn by an individual (and not by a corporation,

partnership or fiduciary) other than the Record Holder, if the provisos set forth in clause (b) above are satisfied; or

(d)               any ADS Subscription Card by an individual (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn by a corporation, partnership or fiduciary other than the Record Holder, if the provisos set forth in clause (b) above are satisfied.

3.                  The Rights Agent is hereby authorized to accept ADS Subscription Cards on behalf of the Company (i) on the ADS Expiration Date, (ii) after determining the total number of ADSs that a Record Holder is entitled to purchase in the Rights Offer, pursuant to Article VI hereof, and (iii) upon the proper completion and execution of the ADS Subscription Card, in accordance with the terms thereof and hereof.

4.                  The Rights Agent is authorized to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(a)                the ADSs to which the ADS Subscription Card relates are registered in the name of an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such Record Holder provided that the ADSs purchased are to be issued in the name of such Record Holder;

(b)               the ADSs to which the ADS Subscription Card relates are registered in the name of a corporation and the ADS Subscription Card has been executed by an officer of such corporation, provided that the ADSs purchased are to be issued in the name of such corporation;

(c)                the ADS Subscription Card has been executed by a bank, trust company or broker as agent for the Record Holder to which such ADS Subscription Card relates, provided that the ADSs purchased are to be issued in the name of such Record Holder; or

(d)               the ADSs to which such ADS Subscription Card relates are registered in the name of a decedent and the ADS Subscription Card has been executed by a person who purports to act as the executor or administrator of such decedent's estate, provided that (1) the ADSs are to be issued in the name of such person as executor or administrator of such decedent's estate, (2) the check tendered in payment of such ADS Subscription Card is drawn for the proper amount and to the order of Citibank, N.A. and is otherwise in order, and (3) there is no evidence actually known to the Rights Agent indicating that such person is not the duly authorized representative which such person purports to be.

5.                  ADS Holders will only receive a whole number of ADS Rights.  The Rights Agent will disregard fractional entitlements which will be allowed to lapse unexercised.

ARTICLE V - REPORTS BY THE RIGHTS AGENT

1.                  The Rights Agent will advise the Company by electronic transmission (i) on the Commencement Date as to the total number of Record Holders and the total number of ADSs outstanding; and (ii) on a daily basis during the ADS Subscription Period as to (1) the total number of subscriptions for ADSs pursuant to the Rights Offer and any subscriptions for the Reoffer in the event it occurs that the Rights Agent has received (which have been properly completed and executed and for which the correct payment amount was received), (2) the aggregate amount of funds received by the Rights Agent in payment of such subscriptions and (3) the total number of Record Holders which the Rights Agent has notified pursuant to Article

IV, paragraph 1 hereof that their ADS Subscription Card was not properly completed or that the correct payment amount for the ADSs was not received.

2.                  As soon as practicable but no later than 1 business day after the ADS Expiration Date, the Rights Agent will advise the Company by electronic transmission as to (i) the total number of ADSs subscribed for in the Rights Offer and the total number of Shares represented thereby and the total number of ADSs and the total number of Shares represented thereby requested in the event of any Reoffer, and (ii) the aggregate amount of funds received by the Rights Agent in payment of such ADS Subscription Cards.

ARTICLE VI - PAYMENTS

1.                  As promptly as practicable after the ADS Expiration Date and prior to the expiration of the subscription period in connection with the share rights offering, the Rights Agent shall (i) deliver to Banco Itau Unibanco, the custodian of the Depositary under the Deposit Agreement (the “Custodian”) an amount of US$ sufficient to purchase an amount of Reais which is sufficient to purchase the number of new Shares to be represented by the number of new ADSs to be purchased in the Initial Rights Offer, determined under Article 5 paragraph 2(i) above and to pay any applicable taxes and fees incurred in the Initial Rights Offer (except Depositary fees which will be retained by the Rights Agent and delivered to the Depositary), (ii) instruct the Depositary to (A) exercise the ADS Rights to purchase that number of new Shares and (B) upon receipt by the Custodian of the Shares delivered upon exercise of those ADS Rights, deliver the ADSs issuable in respect of those Shares to the Agent.  Subject to Paragraph 4 below, the Agent shall deliver those ADSs to the Rights Holders entitled to them as promptly as practicable.

2.                  The Company shall notify the Agent if and when unsubscribed Shares are allocated to the Depositary in respect of subscriptions received by the Agent from Rights Holders in excess of the amount of Shares represented by ADSs to which the ADS Rights relate and the amount of Shares so allocated.  To the extent the Agent has received properly executed offers to subscribe for additional new ADSs to represent unsubscribed Shares and correct payment for those ADSs, the Agent shall, prior to the deadline to subscribe for the unsubscribed Shares, (i) deliver to the Custodian an amount of US$ sufficient to purchase an amount of Reais which is sufficient to purchase the number of additional New Shares to be represented by that number of additional new ADSs subscribed in the Reoffer and to pay Brazilian financial transaction taxes and any other applicable taxes and fees incurred in the Rights Offer (except Depositary fees which will be retained by the Rights Agent and delivered to the Depositary) and provide the proceeds of that purchase to the Depositary’ s Custodian and (ii) instruct the Depositary to (A) exercise the oversubscription rights to purchase that number of new Shares and (B) upon receipt by the Custodian of the Shares delivered upon exercise of those rights, deliver the ADSs issuable in respect of those Shares to the Agent.  Each Rights Holder that has properly subscribed for additional new ADSs representing any such unsubscribed Shares and has made correct payment therefor shall be entitled, subject to the limitation set forth in paragraph 4 below, to receive a portion of the ADSs delivered pursuant to the preceding sentence, pro rata based on relationship that the number of additional ADSs for which such Rights Holder offered to subscribe bears to the total additional ADSs representing unsubscribed Shares allocated to the Depositary.  The Agent shall perform such pro rata calculation with respect to each applicable Rights Holder and shall deliver such ADSs to the Rights Holders entitled thereto as promptly as practicable.  If the number of additional ADSs representing unsubscribed Shares available in the Reoffer of unsubscribed Shares is insufficient to satisfy the additional subscription of any Rights Holder in full, the Total Amount Due relating to any additional ADSs not delivered to such Rights Holder shall be returned to such Rights Holder in U.S. dollars without interest.

3.                  In connection with the subscription for new Shares under paragraphs 1 and 2 above, if the Total Payment Due exceeded the cost of the purchased Reais plus currency conversion expense and the Depositary’ s issuance fee, the Agent shall refund the excess to the Rights Holders entitled to those funds in US dollars without interest.

4.                  If a Rights Holder’s Total Amount Due is insufficient to pay the amount of the purchased Reais plus currency conversion expense, the Depositary’ s issuance fees, Brazilian financial transaction taxes and other applicable fees and taxes, the Agent shall advance the deficiency on behalf of such Rights Holder.  The Agent shall not be required to deliver new ADSs to any Rights Holder until it has received from such Rights Holder payment of any deficiency advanced by the Agent.  If the Rights Holder does not pay the amount of the deficiency financed by the Agent within 14 days from the date of the deficiency notice, the Agent may sell enough of the Rights Holder’s new ADSs to cover the amount of the deficiency.  In that event, the Agent shall deliver to the Rights Holder the remaining new ADSs and a check in the amount of any excess proceeds, net of ADS issuance fees, currency conversion expenses, taxes and expenses of the sale.

ARTICLE VII - ISSUANCE OF ADRs

1.                  Following receipt of the Shares issued in respect of the ADSs properly purchased pursuant to the Rights Offer or the Reoffer, and in accordance with the terms of the Deposit Agreement, the Rights Agent will issue uncertificated ADSs for which such Record Holder has requested be registered in the name specified by the Record Holder on their ADS Subscription Card.  Promptly thereafter, a statement will be mailed to each Record Holder reflecting such issuance.

ARTICLE VIII - LIMITATIONS OF DUTIES

1.                  The Rights Agent shall have no duties or obligations other than those specifically set forth herein, including any duties or obligations under any other agreement, and no implied duties or obligations shall be read into this Agreement against the Rights Agent.

2.                  The Rights Agent makes no, and will not be deemed to have made, any representations with respect to, and shall have no duties, responsibilities or obligations with respect to determining, the validity, sufficiency, value or genuineness of any Shares, ADS Letter, ADS Subscription Card or other documents deposited with or delivered to it or any signature or endorsement set forth on or in connection with such documents.

3.                  The Rights Agent shall not be obligated to take any legal action hereunder which might in the Rights Agent's judgement involve any expense or liability, unless the Rights Agent shall have been furnished with indemnity satisfactory to the Rights Agent.

4.                  The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement, the ADS Letter, the ADS Subscription Card or any other Rights Offer Materials or be required to verify the same; and may rely upon and comply with, and shall be fully indemnified and held harmless for relying upon and complying with, any ADS Subscription Card or other Rights Offer Material, certificate, instrument, opinion of counsel, notice, letter, telegram, records, or other document or security delivered to it in connection with this Agreement.

5.                  The Rights Agent may consult with legal counsel for the Company or its own counsel (which may be in-house counsel) and rely upon any opinion of such counsel, and shall have no liability in respect of any action taken, omitted or suffered by the Rights Agent hereunder in reliance upon, and in accordance with, any such opinion.

6.                  The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any offer of the Company, and to apply to the Company for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.  Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on/or after which such action shall be taken or such omission shall be effective.  The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three business days after the date the Company actually receives such application, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

ARTICLE IX - COMPENSATION; PAYMENT OF EXPENSES

1.                  In consideration for the services rendered herein, the Company agrees to pay to the Rights Agent such compensation as shall be agreed in writing between the Company and the Rights Agent for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable out-of-pocket expenses and counsel fees and other reasonable disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

2.                  No provision of this Agreement shall require the Rights Agent to expend or risk the Rights Agent's own funds or otherwise incur any financial liability in the performance of any of the Rights Agent's duties hereunder or in the exercise of the Rights Agent's rights.

ARTICLE X - TERMINATION OF AGENCY

1.                  Unless terminated earlier by the parties hereto, this Agreement shall terminate 45 days after the ADS Expiration Date or if there is a Reoffer, the expiration date for the Reoffer (the "Termination Date").  On the business day following the Termination Date, the Rights Agent shall deliver to the Company any Rights Offer entitlements, if any, held by the Rights Agent under this Agreement.  The Rights Agent's right to be reimbursed for fees, charges and out-of-pocket expenses as provided in Article IX, paragraph 1 above and the indemnification provisions of Article XI, paragraph 2 below shall survive the termination of this Agreement.

ARTICLE XI - LIMITATION OF LIABILITY; INDEMNIFICATION

1.                  The Rights Agent shall not be liable for any Losses (as defined below) or action taken or omitted or for any loss or injury resulting from its actions or performance or lack of performance of its duties hereunder in the absence of gross negligence, bad faith or willful misconduct on its part.  In no event shall the Rights Agent be liable for (i) acting in accordance with the instructions from the Company, (ii) special, consequential or punitive damages, or (iii) any Losses due to forces beyond the control of the Rights Agent, including without limitation, strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

2.                  The Company shall be liable for and shall indemnify and hold harmless the Rights Agent, its directors, employees, agents and affiliates against any and all claims, losses, liabilities, damages, expenses or judgments (including attorney's fees and expenses) (collectively referred to herein as "Losses") arising from or in connection with this Agreement or the performance of the Rights Agent's duties hereunder, the enforcement of this Agreement and disputes between the parties hereto; provided, however, that nothing contained herein shall require that the Rights Agent be indemnified for its gross negligence, bad faith or willful misconduct.  The provisions of this Paragraph shall survive termination of this Agreement or the discharge of the Rights Agent under the terms hereof.

ARTICLE XII - MISCELLANEOUS

1.                  Notices.  All reports, notices and other communications required or permitted to be given hereunder shall be addressed to the following on behalf of the respective parties hereto and delivered by hand, by courier or by first-class mail, postage prepaid, or by telecopy promptly confirmed in writing, as follows or to such other address as may be specified in writing form time to time:

To the Company:

Praco Comandante Linneu Gomes, S/N Portaria 3,
04626-020 Sao Paulo
Federative Republic of Brazil
Attention: Edmar Prado Lopes Neto
                 Gustavo Mendes de Melo

Telephone:  +55 11 3169 6800
email: eplopes@golnaweb.com.br
            mgmelo@golnaweb.com.br

To the Rights Agent:

Citibank, N.A.
388 Greenwich Street
New York, NY 10013
Attn:  Mark Gherzo
Telephone:  212 816 6657
email:  mark.gherzo@citi.com

2.                  Confidentiality.  All information as to the Rights Offer shall be held by the Rights Agent and its offices, employees, representatives and agents in strict confidence and shall be disclosed only as required by law, regulation or any judicial, regulatory or administrative authority, including, for the avoidance of doubt, any banking or regulatory agency with jurisdiction over the Rights Agent.

3.                  Customer Identification Program.  The Company acknowledges that the Rights Agent is subject to the customer identification program ("Customer Identification Program") requirements under the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company.  Accordingly, prior to opening an account hereunder the Rights Agent may request information (including but not limited to the Company's name, physical address, tax identification number and other information) that will help the Rights Agent to identify the organization such as organizational documents, certificate of good standing, license to do business, or any other information that will allow the Rights Agent to identify the Company.  The Company agrees that the Rights Agent cannot open an account hereunder unless and until the Rights Agent verifies the Company's identity in accordance with its Customer Identification Program.

4.                  Assignment.  This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party without the prior written consent of the other party; and provided, further, that (a) the foregoing proviso shall not apply to assignments by the Rights Agent to an affiliate or subsidiary of the Rights Agent and (b) any reorganization, merger, consolidation, sale of assets or other form of business combination by the Rights Agent shall not be deemed to constitute an assignment of this Agreement.

5.                  Headings.  The Article and Paragraph headings contained herein are for convenience and reference only and are not intended to define or limit the scope of any provision of this Agreement.

6.                  Entire Agreement; Amendment.  This Agreement shall constitute the entire agreement of the parties with respect to the subject matter and supersedes all prior oral or written agreements in regard thereto.  References to any other document or agreement shall not incorporate by reference such other document or agreement into this Agreement and shall not impose any duties or responsibilities, obligations or liabilities on the Rights Agent under such other document or agreement.  Except as otherwise specifically provided herein, this Agreement may be amended only by an instrument in writing duly executed by both parties hereto.

7.                  Governing Law; Jurisdiction; Certain Waivers.

(a)                This Agreement shall be interpreted and construed in accordance with the internal substantive laws (and not the choice of law rules) of the State of New York.  All actions and proceedings brought by the Rights Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the State of New York.  The Company hereby submits to the personal jurisdiction of such courts; hereby waives personal service of process and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder; and hereby waives the right to a trial by jury in any action or proceeding with the Rights Agent.  All actions and proceedings brought by the Company against the Rights Agent relating to or arising from, directly or indirectly, this Agreement shall be litigated only in courts located within the State of New York.

(b)               The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

8.                  Rights and Remedies.  The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies.  The waiver of any right or remedy hereunder shall not preclude or inhibit the subsequent exercise of such right or remedy.

9.                  Representations and Warranties.  The Company hereby represents, warrants and covenants that:

(a)                The Company is a corporation duly organized and validly existing under the laws of the Federative Republic of Brazil.

(b)               This Agreement has been duly authorized, executed and delivered on its behalf and constitutes the legal, valid and binding obligation of the Company.  The execution, delivery and performance of this Agreement by the Company does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained and are in full force and effect.  For the avoidance of doubt, all Shares and ADSs to be issued and delivered hereunder have been registered with the Securities and Exchange Commission and all transactions contemplated by this Agreement are in compliance with, and not in violation of, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

10.              Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.              No Third Party Beneficiaries.  This Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

IN WITNESS WHEREOF, GOL LINHAS AÉREAS INTELIGENTES S.A. and CITIBANK, N.A. have duly executed this agreement as of the day and year first set forth below.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:______________________________________
Name:
Title

By:______________________________________
Name:
Title

CITIBANK, N.A.,
as Rights Agent

By:______________________________________
Name:
Title:

Dated: __________________